Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(unaudited)

($ millions)	Note	September 30 2013	December 31 2012
Assets
Current assets
Cash and cash equivalents		15.5	27.3
Trade receivables and other		395.5	331.7
Derivative financial instruments	11	5.2	7.6
Inventory		143.9	108.1
		560.1	474.7
Non-current assets
Property, plant and equipment	4	5,482.8	5,014.5
Intangible assets and goodwill		2,577.0	2,622.7
Investments in equity accounted investees		164.9	161.2
Derivative financial instruments	11	0.7	0.3
Other receivables			3.1
Deferred tax assets		17.0	7.7
		8,242.4	7,809.5
Total Assets		8,802.5	8,284.2
Liabilities and Shareholders' Equity
Current liabilities
Trade payables and accrued liabilities		433.6	344.7
Dividends payable		43.7	39.6
Loans and borrowings	5	261.8	11.7
Derivative financial instruments	11	11.9	15.9
		751.0	411.9
Non-current liabilities
Loans and borrowings	5	1,388.0	1,932.8
Convertible debentures		612.1	610.0
Derivative financial instruments	11	83.2	51.8
Employee benefits		28.0	28.6
Share-based payments		13.0	17.2
Deferred revenue		4.4	3.1
Provisions	6	293.3	361.2
Deferred tax liabilities		675.2	592.2
		3,097.2	3,596.9
Total Liabilities		3,848.2	4,008.8
Shareholders' Equity
Equity attributable to shareholders of the Company:
Common share capital	7	5,877.5	5,324.0
Preferred share capital	8	244.4
Deficit		(1,146.7)	(1,027.7)
Accumulated other comprehensive income		(26.1)	(26.1)
		4,949.1	4,270.2
Non-controlling interest		5.2	5.2
Total Equity		4,954.3	4,275.4
Total Liabilities and Shareholders' Equity		8,802.5	8,284.2

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	Note	2013	2012	2013	2012
Revenue		1,300.2	815.4	3,723.7	2,161.8
Cost of sales		1,116.4	686.6	3,172.7	1,817.9
(Loss) gain on commodity-related derivative financial instruments	11	(6.6)	(25.9)	6.8	22.7
Gross profit		177.2	102.9	557.8	366.6

General and administrative		29.8	26.9	88.6	70.2
Acquisition-related and other expenses			1.5		24.2
		29.8	28.4	88.6	94.4

Results from operating activities		147.4	74.5	469.2	272.2

Finance income		(3.5)	(6.9)	(12.2)	(9.2)
Finance costs		39.5	40.0	123.4	88.6
Net finance costs	9	36.0	33.1	111.2	79.4

Earnings before income tax and equity accounted investees		111.4	41.4	358.0	192.8

Share of (profit) loss of investments in equity accounted investees, net of tax		(0.4)	0.5	0.3	0.9

Current tax expense		6.2	0.9	18.7	0.3
Deferred tax expense		33.8	9.3	82.9	47.9
Income tax expense		40.0	10.2	101.6	48.2

Earnings and total comprehensive income for the period		71.8	30.7	256.1	143.7
Earnings and total comprehensive income (loss) attributable to:
Shareholders of the Company		71.9	30.6	256.1	143.5
Non-controlling interest		(0.1)	0.1		0.2
		71.8	30.7	256.1	143.7
Basic and diluted earnings per share attributable to shareholders of the Company (dollars)		0.22	0.11	0.83	0.58

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(unaudited)

		Attributable to Shareholders of the Company
($ millions)	Note	Common Shares	Preferred Shares	Deficit	Accumulated Other Comprehensive Income	Total	Non- controlling Interest	Total Equity
December 31, 2012		5,324.0		(1,027.7)	(26.1)	4,270.2	5.2	4,275.4
Earnings and total comprehensive income for the period				256.1		256.1		256.1
Transactions with shareholders of the Company
Common shares issued, net of issue costs	7	334.6				334.6		334.6
Share-based payment transactions	7	12.1				12.1		12.1
Dividends declared	7			(375.1)		(375.1)		(375.1)
Preferred shares issued, net of issue costs	8		244.4			244.4		244.4
Dividend reinvestment plan	7	210.8				210.8		210.8
Debenture conversions and other	7	(4.0)				(4.0)		(4.0)
Total transactions with shareholders of the Company		553.5	244.4	(375.1)		422.8		422.8
September 30, 2013		5,877.5	244.4	(1,146.7)	(26.1)	4,949.1	5.2	4,954.3

December 31, 2011		1,811.7		(834.9)	(15.2)	961.6		961.6
Earnings and total comprehensive income for the period				143.4		143.4	0.3	143.7
Transactions with shareholders of the Company
Share-based payment transactions		5.9				5.9		5.9
Debenture conversions and other		0.4				0.4		0.4
Dividends declared				(299.2)		(299.2)		(299.2)
Common shares issued on acquisition		3,284.0				3,284.0		3,284.0
Dividend reinvestment plan		151.1				151.1		151.1
Total transactions with shareholders of the Company		3,441.4		(299.2)		3,142.2		3,142.2
Non-controlling interest assumed on acquisition							5.0	5.0
September 30, 2012		5,253.1		(990.7)	(15.2)	4,247.2	5.3	4,252.5

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(unaudited)

		3 Months Ended September 30		9 Months Ended September 30
($ millions)	Note	2013	2012	2013	2012
Cash provided by (used in):
Operating activities:
Earnings for the period		71.8	30.7	256.1	143.7
Adjustments for:
Depreciation and amortization		48.6	53.2	126.5	129.9
Unrealized loss (gain) on commodity-related derivative financial instruments	11	2.1	23.0	(5.1)	(38.3)
Net finance costs	9	36.0	33.1	111.2	79.4
Share of (profit) loss of investments in equity accounted investees, net of tax		(0.4)	0.5	0.3	0.9
Deferred income tax expense		33.8	9.3	82.9	47.9
Share-based payments expense		8.2	5.3	23.0	11.6
Employee future benefits expense		2.9	1.9	8.2	5.2
Other		0.1	(0.4)	0.7	0.1
Changes in non-cash working capital		(101.4)	(0.6)	(84.2)	(78.1)
Payments from equity accounted investees		5.4	1.5	14.6	9.2
Decommissioning liability expenditures		(0.3)	(0.5)	(0.6)	(2.9)
Employer future benefit contributions		(3.1)	(2.5)	(9.4)	(7.5)
Net interest paid		(16.4)	(23.6)	(67.7)	(80.8)
Cash flow from operating activities		87.3	130.9	456.5	220.3
Financing activities:
Bank borrowings		40.0	80.0	120.0	346.9
Repayment of loans and borrowings		(115.9)	(0.8)	(617.8)	(60.8)
Issuance of debt				200.0
Issuance of common shares				345.2
Common share issue costs				(14.1)
Issuance of preferred shares	8	250.0		250.0
Preferred share issue costs		(7.5)		(7.5)
Financing fees		(0.1)		(3.0)	(5.1)
Exercise of stock options		5.1	1.8	10.2	4.4
Dividends paid (net of shares issued under the dividend reinvestment plan)		(53.8)	(50.8)	(160.1)	(130.7)
Cash flow from financing activities		117.8	30.2	122.9	154.7
Investing activities:
Capital expenditures		(244.8)	(143.3)	(604.6)	(329.6)
Changes in non-cash investing working capital and other		47.8	4.6	23.9	(28.2)
Contributions to equity accounted investees		(2.4)		(10.5)
Cash acquired on acquisition					8.9
Cash flow used in investing activities		(199.4)	(138.7)	(591.2)	(348.9)
Change in cash		5.7	22.4	(11.8)	26.1
Cash (bank indebtedness), beginning of period		9.8	3.0	27.3	(0.7)
Cash and cash equivalents, end of period		15.5	25.4	15.5	25.4

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any interests in associates and jointly controlled entities as at and for the nine months ended September 30, 2013. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 – Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2012. The interim financial statements were authorized for issue by the Board of Directors on November 1, 2013.

Pembina owns or has interests in pipelines that transport conventional crude oil, condensate and natural gas liquids ("NGL"), oil sands and heavy oil pipelines, gas gathering and processing facilities, and an NGL infrastructure and logistics business. Facilities are located in Canada and in the U.S. Pembina also offers midstream services that span across its operations.

The comparative statement of financial position as at December 31, 2012 was reclassified to present deferred tax assets of $7.7 million from one tax jurisdiction separate from deferred tax liabilities of another tax jurisdiction.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in the December 31, 2012 financial statements. Those policies have been applied consistently to all periods presented in these Interim Financial Statements.

New standards

The following new standards, interpretations, amendments and improvements to existing standards issued by the International Accounting Standard Board or International Financial Reporting Interpretations Committee were adopted as of January 1, 2013 without any material impact to Pembina's Financial Statements: IFRS 7 Financial Instruments: Disclosures, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of interests in Other Entities, IFRS 13 Fair Value Measurement, and IAS 19 Employee Future Benefits.

3. DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values when available and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

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Pembina Pipeline Corporation

ii)	Intangible assets

The fair value of intangible assets acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

iii)	Derivatives

Fair value of derivatives, with the exception of a put option, are estimated by reference to independent monthly forward settlement prices, interest rate yield curves, currency rates, quoted market prices per share and volatility rates at the period ends.

The fair value of the put option is based on a contracted calculation of a multiple of earnings, adjusted for associated capital expenditures and debt based on management estimates (see Note 11 "Financial Instruments and Financial Risk Management").

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Company entity and counterparty when appropriate.

iv)	Non-derivative financial assets and liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the convertible debentures, the fair value is determined by the market price of the convertible debenture on the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements. For disclosure purposes, carrying value is a reasonable approximation for fair value for cash and cash equivalents, trade receivables and other, trade payables and accrued liabilities, finance lease liabilities and dividends payable.

v)	Share-based payment transactions

The fair value of the employee share options is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, expected forfeitures and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

The fair value of the long-term share unit award incentive plan and associated distribution units are measured based on the reporting date market price of the Company's shares. Expected dividends are not taken into account in determining fair value as they are issued as additional distribution share units.

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Pembina Pipeline Corporation

4. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Linefill and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2012	88.0	2,593.7	2,072.2	506.6	751.8	6,012.3
Additions	0.2	87.3	71.3	9.3	433.5	601.6
Change in decommissioning provision		(23.4)	(22.8)			(46.2)
Capitalized interest		5.4	3.1		17.1	25.6
Transfers	9.6	64.3	277.9	40.8	(392.6)
Disposals and other		(0.1)	(0.6)	3.1		2.4
Balance at September 30, 2013	97.8	2,727.2	2,401.1	559.8	809.8	6,595.7

Accumulated Depreciation
Balance at December 31, 2012	4.4	776.7	171.9	44.8		997.8
Depreciation	0.2	43.8	53.3	18.3		115.6
Disposals and other		(0.1)	(0.6)	0.2		(0.5)
Balance at September 30, 2013	4.6	820.4	224.6	63.3		1,112.9

Carrying amounts
December 31, 2012	83.6	1,817.0	1,900.3	461.8	751.8	5,014.5
September 30, 2013	93.2	1,906.8	2,176.5	496.5	809.8	5,482.8

Commitments

At September 30, 2013, the Company had contractual commitments for the acquisition and or construction of property, plant and equipment of $1,187.4 million (December 31, 2012: $362.8 million).

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Pembina Pipeline Corporation

5. LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

Carrying value terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

($ millions)				Carrying amount
	Available facilities at September 30, 2013	Nominal interest rate	Year of maturity	September 30, 2013	December 31, 2012
Operating facility(1)	30.0	prime + 0.45 or BA(2) + 1.45	2014
Revolving unsecured credit facility	1,500.0	prime + 0.45 or BA(2) + 1.45	2018	25.6	520.7
Senior unsecured notes – Series A	175.0	5.99	2014	174.8	174.7
Senior unsecured notes – Series C	200.0	5.58	2021	197.2	197.0
Senior unsecured notes – Series D	267.0	5.91	2019	265.8	265.6
Senior unsecured term facility	75.0	6.16	2014	74.9	74.8
Senior unsecured medium-term notes 1	250.0	4.89	2021	248.8	248.7
Senior unsecured medium-term notes 2	450.0	3.77	2022	447.9	447.9
Senior unsecured medium-term notes 3	200.0	4.75	2043	198.0
Subsidiary debt	8.9	4.92	2014	8.9	9.3
Finance lease liabilities				7.9	5.8
Total interest bearing liabilities	3,155.9			1,649.8	1,944.5
Less current portion				(261.8)	(11.7)
Total non-current				1,388.0	1,932.8

(1)	Operating facility expected to be renewed on an annual basis.
(2)	Bankers' Acceptance.

Pembina's $1.5 billion revolving unsecured credit facility was extended by one year from March 2017 to March 2018 and the $30 million operating facility was also extended by one year from July 2013 to July 2014.

6. PROVISIONS

($ millions)	Total
Balance at December 31, 2012(1)	361.7
Unwinding of discount rate	6.5
Decommissioning liabilities settled during the period	(0.6)
Change in rates	(74.1)
Change in estimates and other	(0.1)
Total	293.4
Less current portion (included in accrued liabilities)	(0.1)
Balance at September 30, 2013	293.3

(1)	Includes current portion of $0.5 million (included in accrued liabilities).

The Company applied a 2 percent inflation rate per annum (December 31, 2012: 2 percent) and a risk-free rate of 3.07 percent (December 31, 2012: 2.36 percent) to calculate the present value of the decommissioning provision. The remeasured decommissioning provision decreased property, plant and equipment and decommissioning provision liability. Of the re-measurement reduction of the decommissioning provision, $28 million was in excess of the carrying amount of the related asset and is recognized as a credit to depreciation expense.

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Pembina Pipeline Corporation

7. COMMON SHARES

($ millions, except share amounts)	Number of Common Shares		Common Share Capital
Balance December 31, 2012	293,226,473		5,324.0
Common shares issued, net of issue costs	11,206,750		334.6
Share-based payment transactions	522,119		12.1
Dividend reinvestment plan	7,057,256		210.8
Debenture conversions and other	71,037		(4.0)
Balance September 30, 2013	312,083,635	(1)	5,877.5

(1)	Weighted average number of common shares outstanding for the three months ended September 30, 2013 is 310.8 million (September 30, 2012: 289.2 million). On a fully diluted basis, the weighted average number of common shares outstanding for the three months ended September 30, 2013 is 311.7 million (September 30, 2012: 289.7 million). Weighted average number of common shares outstanding for the nine months ended September 30, 2013 is 305.0 million (September 30, 2012: 247.8 million). On a fully diluted basis, the weighted average number of common shares outstanding for the nine months ended September 30, 2013 is 305.9 million (September 30, 2012: 248.4 million).

On March 21, 2013, Pembina closed a bought deal offering of 11,206,750 shares at a price of $30.80 per share for aggregate gross proceeds of $345.2 million ($334.6 million, net of issue costs).

Dividends

The following dividends were declared by the Company:

9 Months Ended September 30 ($ millions, except per share amounts)	2013	2012
$1.23 per qualifying common share (2012: $1.20)	375.1	299.2

On October 9, 2013, Pembina announced that the Board of Directors declared a dividend for October of $0.14 per qualifying common share ($1.68 annualized) in the total amount of $43.8 million.

8. PREFERRED SHARES

($ millions, except share amounts)	Number of Preferred Shares	Preferred Share Capital
Preferred shares issued, net of issue costs	10,000,000	244.4
Balance September 30, 2013	10,000,000	244.4

On July 26, 2013, Pembina issued 10,000,000 cumulative redeemable 5-year rate reset Class A Preferred shares, Series 1 ("Series 1 Preferred Shares") at a price of $25.00 per Series 1 Preferred Share for aggregate proceeds of $250 million. The holders of Series 1 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.0625 per share when declared by the Board of Directors. The dividend rate will reset on December 1, 2018 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.47 percent. The Series 1 Preferred Shares are redeemable by the Company at the Company's option on December 1, 2018 and on December 1 of every fifth year thereafter.

Holders of the Series 1 Preferred Shares have the right to convert all or any part of their shares into cumulative redeemable floating rate Class A Preferred shares, Series 2 ("Series 2 Preferred Shares"), subject to certain conditions, on December 1, 2018 and on December 1 of every fifth year thereafter. Holders of Series 2 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the sum of the then 90-day Government of Canada Treasury Bill yield plus 2.47 percent, if, as and when declared by the Board of Directors of Pembina.

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Pembina Pipeline Corporation

Dividends

On October 9, 2013, Pembina announced that the Board of Directors declared a dividend of $0.3726 per share for the period commencing July 26, 2013 to November 30, 2013, on the Series 1 Preferred Shares and a dividend of $0.1932 per share for the period commencing October 2, 2013 to November 30, 2013, on Pembina's cumulative redeemable rate reset class A Preferred Shares, Series 3 (the "Series 3 Preferred Shares") which were issued on October 2, 2013 (see Note 12). These initial dividends are payable on December 1, 2013 to shareholders of record at the close of business on November 1, 2013.

9. NET FINANCE COSTS

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2013	2012	2013	2012
Interest income from:
Related parties				(0.2)
Bank deposits and other	(0.5)	(0.4)	(5.1)	(0.7)
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	11.6	19.1	41.5	52.9
Convertible debentures	10.6	10.6	31.8	25.8
Finance leases	0.4	0.1	1.1	0.3
Unwinding of discount	2.3	3.3	6.5	9.1
Gain in fair value of non-commodity-related derivative financial instruments	(3.0)	(6.5)	(7.1)	(4.1)
Loss (gain) revaluation of conversion feature of convertible debentures	13.6	6.7	41.7	(4.2)
Foreign exchange losses	1.0	0.2	0.8	0.5
Net finance costs	36.0	33.1	111.2	79.4

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Pembina Pipeline Corporation

10. OPERATING SEGMENTS

3 Months Ended September 30, 2013 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	103.1	48.2			(12.1)	139.2
Midstream services				1,129.6	(0.1)	1,129.5
Gas Services			31.5			31.5
Total revenue	103.1	48.2	31.5	1,129.6	(12.2)	1,300.2
Operations	37.2	15.2	10.7	25.1	(1.6)	86.6
Cost of goods sold(3)				994.8	(11.5)	983.3
Realized gain (loss) on commodity-related derivative financial instruments	0.4			(4.9)		(4.5)
Operating margin	66.3	33.0	20.8	104.8	0.9	225.8
Depreciation and amortization (operational)	6.4	5.0	5.4	29.7		46.5
Unrealized gain (loss) on commodity-related derivative financial instruments	0.1			(2.2)		(2.1)
Gross profit	60.0	28.0	15.4	72.9	0.9	177.2
Depreciation included in general and administrative					2.1	2.1
Other general and administrative	1.2	0.8	0.5	5.5	19.7	27.7
Acquisition-related and other expenses (income)	0.2	(0.2)
Results from operating activities	58.6	27.4	14.9	67.4	(20.9)	147.4
Net finance costs	1.0	0.3	0.2	(0.8)	35.3	36.0
Earnings (loss) before tax and equity accounted investees	57.6	27.1	14.7	68.2	(56.2)	111.4
Share of profit of investments in equity accounted investees, net of tax				0.4		0.4
Capital expenditures	78.6	8.4	80.2	76.7	0.9	244.8

3 Months Ended September 30, 2012 ($ millions)
Revenue:
Pipeline transportation	79.0	44.1			(6.2)	116.9
Midstream services				674.8		674.8
Gas Services			23.7			23.7
Total revenue	79.0	44.1	23.7	674.8	(6.2)	815.4
Operations	30.1	14.8	7.1	18.2	(0.6)	69.6
Cost of goods sold(3)				571.6	(6.2)	565.4
Realized gain (loss) on commodity-related derivative financial instruments	0.5			(3.4)		(2.9)
Operating margin	49.4	29.3	16.6	81.6	0.6	177.5
Depreciation and amortization (operational)	12.0	5.0	3.4	31.2		51.6
Unrealized gain (loss) on commodity-related derivative financial instruments	(7.1)			(15.9)		(23.0)
Gross profit	30.3	24.3	13.2	34.5	0.6	102.9
Depreciation included in general and administrative					1.6	1.6
Other general and administrative	1.9	0.5	1.0	4.4	17.5	25.3
Acquisition-related and other expenses (income)				0.1	1.4	1.5
Results from operating activities	28.4	23.8	12.2	30.0	(19.9)	74.5
Net finance costs	1.4	0.5	(1.3)	(2.6)	35.1	33.1
Earnings (loss) before tax and equity accounted investees	27.0	23.3	13.5	32.6	(55.0)	41.4
Share of loss of investments in equity accounted investees, net of tax				0.5		0.5
Capital expenditures	34.7	6.1	29.8	70.7	2.0	143.3

(1)	5.2 percent of Conventional Pipelines revenue is under regulated tolling arrangements (6.1 percent for quarter ending September 30, 2012).
(2)	Midstream services revenue includes $24.9 million associated with U.S. midstream sales ($21.8 million for quarter ending September 30, 2012).
(3)	Including product purchases.

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Pembina Pipeline Corporation

9 Months Ended September 30, 2013 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	300.4	142.5			(37.2)	405.7
Midstream services				3,230.5	(0.1)	3,230.4
Gas Services			87.6			87.6
Total revenue	300.4	142.5	87.6	3,230.5	(37.3)	3,723.7
Operations	110.2	45.4	30.7	71.6	(3.0)	254.9
Cost of goods sold(3)				2,833.7	(36.6)	2,797.1
Realized gain (loss) on commodity-related derivative financial instruments	2.2			(0.5)		1.7
Operating margin	192.4	97.1	56.9	324.7	2.3	673.4
Depreciation and amortization (operational)	5.9	14.8	12.6	87.4		120.7
Unrealized gain (loss) on commodity-related derivative financial instruments	2.4			2.7		5.1
Gross profit	188.9	82.3	44.3	240.0	2.3	557.8
Depreciation included in general and administrative					5.8	5.8
Other general and administrative	5.4	2.0	3.2	17.2	55.0	82.8
Acquisition-related and other expenses (income)	0.8	(0.3)		0.1	(0.6)
Results from operating activities	182.7	80.6	41.1	222.7	(57.9)	469.2
Net finance costs	3.0	0.9	0.5	(2.7)	109.5	111.2
Earnings (loss) before tax and equity accounted investees	179.7	79.7	40.6	225.4	(167.4)	358.0
Share of loss of investments in equity accounted investees, net of tax				0.3		0.3
Capital expenditures	198.9	33.0	202.5	166.5	3.7	604.6

9 Months Ended September 30, 2012 ($ millions)
Revenue:
Pipeline transportation	239.6	126.6			(13.1)	353.1
Midstream services				1,743.7		1,743.7
Gas Services			65.0			65.0
Total revenue	239.6	126.6	65.0	1,743.7	(13.1)	2,161.8
Operations	87.6	39.4	20.3	40.3	(1.9)	185.7
Cost of goods sold(3)				1,519.5	(13.1)	1,506.4
Realized gain (loss) on commodity-related derivative financial instruments	(0.7)			(14.9)		(15.6)
Operating margin	151.3	87.2	44.7	169.0	1.9	454.1
Depreciation and amortization (operational)	36.1	14.8	10.9	64.0		125.8
Unrealized gain (loss) on commodity-related derivative financial instruments	(9.8)			48.1		38.3
Gross profit	105.4	72.4	33.8	153.1	1.9	366.6
Depreciation included in general and administrative					4.1	4.1
Other general and administrative	5.0	1.3	3.0	11.2	45.6	66.1
Acquisition-related and other expenses (income)	0.9	0.4		0.2	22.7	24.2
Results from operating activities	99.5	70.7	30.8	141.7	(70.5)	272.2
Net finance costs	4.8	1.5	0.8	1.6	70.7	79.4
Earnings (loss) before tax and equity accounted investees	94.7	69.2	30.0	140.1	(141.2)	192.8
Share of loss of investments in equity accounted investees, net of tax				0.9		0.9
Capital expenditures	99.2	12.1	85.6	126.6	6.1	329.6

(1)	4.8 percent of Conventional Pipelines revenue is under regulated tolling arrangements (5.1 percent for quarter ending September 30, 2012).
(2)	Midstream services revenue includes $93.1 million associated with U.S. midstream sales ($50.5 million for nine months ending September 30, 2012).
(3)	Including product purchases.

Certain comparative general and administrative expenses have been restated to be consistent with the current allocations applied.

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Pembina Pipeline Corporation

11. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	September 30, 2013			December 31, 2012
($ millions)	Carrying Amount		Fair Value	Carrying Amount		Fair Value
Financial assets carried at fair value
Derivative financial instruments	5.9		5.9	7.9		7.9
Financial liabilities carried at fair value
Derivative financial instruments	95.1		95.1	67.7		67.7
Financial liabilities carried at amortized cost
Loans and borrowings	1,649.8		1,740.7	1,944.5		2,089.7
Convertible debentures	612.1	(1)	809.1	610.0	(1)	725.0
	2,261.9		2,549.8	2,554.5		2,814.7

(1) Carrying amount excludes conversion feature of convertible debentures.

The basis for determining fair values is disclosed in Note 3.

Fair value hierarchy

The fair value of financial instruments carried at fair value is classified according to the following hierarchy based on the amount of observable inputs used to value the instruments.

Level 1: Unadjusted quoted prices are available in active markets for identical assets or liabilities as the reporting date. Pembina uses Level 1 inputs for the disclosed fair value measurements of the convertible debentures.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices. Pembina obtains quoted market prices for commodities, future power contracts, interest rates and foreign exchange rates from information sources including banks, Bloomberg Terminals and Natural Gas Exchange (NGX). With the exception of items described in Level 1 and 3, all of Pembina's financial instruments carried at fair value are valued using Level 2 inputs.

Level 3: Valuations in this level require the most significant judgments and consist primarily of unobservable or non-market based inputs. Level 3 inputs include longer-term transactions, transactions in less active markets or transactions at locations for which pricing information is not available. In these instances, internally developed methodologies are used to determine fair value. The redemption liability related to acquisition of subsidiary is classified as a Level 3 instrument, as the fair value is determined by using inputs that are not based on observable market data. The liability represents a put option, held by the non-controlling interest of Three Star Trucking Ltd. ("Three Star"), to sell the remaining one-third of the business to Pembina after the third anniversary of the original acquisition date (October 3, 2014). The put price to be paid by the Company for the residual interest upon exercise is based on a multiple of Three Star's earnings during the three year period prior to exercise, adjusted for associated capital expenditures and debt based on management estimates. These estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

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Pembina Pipeline Corporation

Financial instruments classified as Level 3

($ millions)	2013
Redemption liability, January 1, 2013	5.3
Gain on revaluation	(1.9)
Redemption liability, September 30, 2013	3.4

The following table is a summary of the net derivative financial instrument liability:

($ millions)	September 30 2013	December 31 2012
Frac spread related	(2.0)	(3.1)
Product margin	(1.3)	(1.1)
Corporate
Power	(2.9)	(7.1)
Interest rate	(8.1)	(14.3)
Foreign exchange	(0.4)	0.7
Other derivative financial instruments
Conversion feature of convertible debentures	(71.1)	(29.6)
Redemption liability related to acquisition of subsidiary	(3.4)	(5.3)
Net derivative financial instruments liability	(89.2)	(59.8)

Commodity-Related Derivative Financial Instruments	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2013	2012	2013	2012
Realized (loss) gain on commodity-related derivative financial instruments
Frac spread related	(2.0)	(3.2)	(1.0)	(10.2)
Product margin	(3.3)	(0.4)	(1.2)	(4.4)
Power	0.8	0.7	3.9	(1.0)
Realized (loss) gain on commodity-related derivative financial instruments	(4.5)	(2.9)	1.7	(15.6)
Unrealized (loss) gain on commodity-related derivative financial instruments	(2.1)	(23.0)	5.1	38.3
(Loss) gain on commodity-related derivative financial instruments	(6.6)	(25.9)	6.8	22.7

For non-commodity-related derivative financial instruments see Note 9, Net Finance Costs.

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Pembina Pipeline Corporation

Sensitivity analysis

The following table shows the impact on earnings if the underlying risk variables of the derivative financial instruments changed by a specified amount, with other variables held constant.

As at September 30, 2013 ($ millions)		+ Change	- Change
Frac spread related
Natural gas	(AECO +/- $1.00 per GJ)	7.5	(7.5)
NGL (includes propane, butane, condensate)	(Belvieu +/- U.S. $0.10 per gal)	(5.7)	5.7
Foreign exchange (U.S.$ vs. Cdn$)	(FX rate +/- $0.05)	(3.5)	3.5
Product margin
Crude oil	(WTI +/- $5.00 per bbl)	(6.6)	6.6
NGL (includes condensate)	(Belvieu +/- U.S. $0.10 per gal)	4.8	(4.8)
Corporate
Interest rate	(Rate +/- 50 basis points)	2.6	(2.6)
Power	(AESO +/- $5.00 per MW/h)	4.3	(4.3)
Conversion feature of convertible debentures	(Pembina share price +/- $0.50 per share)	(3.5)	3.4

12. SUBSEQUENT EVENTS

On October 2, 2013, Pembina closed its offering of 6,000,000 cumulative redeemable rate reset Class A Preferred shares, Series 3 (the "Series 3 Preferred Shares") at a price of $25.00 per share for aggregate proceeds of $150 million. The holders of Series 3 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.1750 per share, if, as and when declared by the Board of Directors. The dividend rate will reset on March 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.60 percent. The Series 3 Preferred Shares are redeemable by the Company at its option on March 1, 2019 and on March 1 of every fifth year thereafter.

Holders of the Series 3 Preferred Shares have the right to convert their shares into cumulative redeemable floating rate Class A Preferred shares, Series 4 ("Series 4 Preferred Shares"), subject to certain conditions, on March 1, 2019 and on March 1 of every fifth year thereafter. Holders of Series 4 Preferred Shares will be entitled to receive a cumulative quarterly floating dividend at a rate equal to the sum of the then 90-day Government of Canada Treasury Bill yield plus 2.60 percent, if, as and when declared by the Board of Directors of Pembina.

Proceeds from the offering were used to partially fund capital projects and for other general corporate purposes of the Company. The Series 3 Preferred Shares began trading on the Toronto Stock Exchange on October 2, 2013 under the symbol PPL.PR.C.

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Pembina Pipeline Corporation

CORPORATE INFORMATION

HEAD OFFICE

Pembina Pipeline Corporation

Suite 3800, 525 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

AUDITORS

KPMG LLP

Chartered Accountants

Calgary, Alberta

TRUSTEE, REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

Suite 600, 530 – 8th Avenue SW

Calgary, Alberta T2P 3S8

1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Corporation

TSX listing symbols for:

Common shares: PPL

Preferred shares: PPL.PR.A, PPL.PR.C

Convertible debentures: PPL.DB.C, PPL.DB.E, PPL.DB.F

NYSE listing symbol for:

Common shares: PBA

INVESTOR INQUIRIES

Phone:	(403) 231-3156
Fax:	(403) 237-0254
Toll Free:	1-855-880-7404
Email:	investor-relations@pembina.com
Website:	www.pembina.com

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

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